Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES SUCCESSFUL MONIQUE BULK SAMPLE;
MINERAL RESERVE ESTIMATE ESTABLISHED, PROCEEDING TO
COMMERCIAL PRODUCTION

MONTREAL, Quebec, Canada, July 31, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce a successful completion of the bulk sampling phase for its Monique Gold Project (“Monique” or the “Project”), an open-pit operation located 25 km east of Val-d’Or, Quebec. The bulk sample was processed at the Corporation’s 100%-owned Camflo Mill, located approximately 50 km from the Project. As a result, the Corporation has established estimated mineral Reserves for the Project, and has made a decision to proceed to commercial production.

Highlights:

  8,494 tonne Monique bulk sample generated 717 ounces of gold with a head grade of 2.76 g/t and a mill recovery rate of 95.1%; Project metallurgy and geological model confirmed; open-pit Proven and Probable Reserves of 485,737 tonnes, grading 2.29 g/t for 35,698 ounces of gold established at the Project;

  Three month pre-production phase from July 1 through September 30 expected to generate approximately 3,500 ounces of non-commercial gold production from a total of 52,500 tonnes during the third quarter of 2013;

  Commercial gold production of 4,500 ounces expected over October to December period from the Project; Richmont’s 2013 gold production forecast increased to 72,000 ounces.

  Estimated life of mine (“LOM”) commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of CAN$904.

Paul Carmel, President and CEO of Richmont commented: “The bulk sampling phase of Monique was completed as expected, and we are pleased that it has confirmed our metallurgical and geological expectations for the Project. The addition of 22,500 tonnes per month from Monique will translate into efficiency improvements and lower unit cost levels at our Camflo Mill, which is currently operating at full capacity with material from our Beaufor, W Zone and now Monique operations. With the Project in the pre-production phase as of the beginning of July, we will continue to ramp up production levels through the end of the summer, and look forward to declaring commercial production on this project at the beginning of October.”

Results from the 8,494 tonne bulk sample phase correlated with metallurgical expectations, generating a mill recovery rate of 95.1%, and have confirmed the Corporation’s geological model for the Project. As a result, Richmont has established open-pit Proven and Probable Reserves for the Project at July 1, 2013, of 35,698 ounces, as detailed in Table 1. In addition, the Monique Gold Project has estimated underground Indicated Resources of 16,858 ounces located directly beneath the open-pit. The Corporation will file an updated 43-101 technical report on SEDAR (www.sedar.com) within 45 days of this release.

RICHMONT MINES ANNOUNCES SUCCESSFUL MONIQUE BULK SAMPLE; MINERAL RESERVE ESTIMATE ESTABLISHED, PROCEEDING TO COMMERCIAL PRODUCTION
July 31, 2013

TABLE 1: MONIQUE RESERVES AND RESOURCES ESTIMATE(1)
			July 1, 2013		December 31, 2012(3)
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Open-Pit Reserves(2)
Proven Reserves	23,488	2.26	1,707	-	-	-
Probable Reserves	462,249	2.29	33,991	-	-	-

Total Proven + Probable	485,737	2.29	35,698	-	-	-

Resources(4)
Indicated Resources	107,531	4.88	16,858	728,164	2.35	55,112
Inferred Resources	-	-	-	11,605	0.97	362
[1]	Resources presented are exclusive of reserves.
[2]

Open-pit Reserves are based on a pit design established in 2012, and are calculated using a gold price of US$1,400/oz and an exchange rate of 1.00. To reflect the current gold price environment, the cut-off grade was increased to 0.85 g/t Au from 0.65 g/t Au previously.

[3]	Open pit Resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00.
[4]	Indicated Resources established as of July 1, 2013 are underground, directly beneath the open-pit.

Monique is expected to have a 19 month commercial mine life, over which approximately 30,000 ounces of gold will be produced at an average cash cost of CAN$904 per ounce. In addition, the Project will generate 3,500 ounces of gold in the three month pre-production phase. The Corporation expects additional expenditures of CAN$1.6 million prior to the onset of commercial production in October, in addition to capital expenditures of CAN$9.3 million, net of $1.37 million of exploration tax credits, that were spent before July 1, 2013. Included in these capital expenditures are projected reclamation costs of $975,000, which the Corporation expects to be partially offset by the sale of equipment with an estimated residual value of $475,000 at the end of mining.

TABLE 2: MONIQUE PROJECT PARAMETERS (in CAN$)
Total LOM commercial gold production	30,000 ounces
Commercial mine life	19 months
Total project capital expenditures(1)	$10.9 million
Average LOM cash cost	$904/ounce
Internal rate of return (“IRR”) pre-tax (using $1,350 gold price)	3%
IRR pre-tax (using $1,400 gold price)	15%
IRR pre-tax (using $1,450 gold price)	27%
[1]	Net of exploration tax credits

Monthly tonnage levels from Monique are expected to exceed 60% of the projected 22,500 tonne per month commercial production level over the 3 month period of July, August and September, during which a total of approximately 3,500 ounces of non-commercial gold are forecasted to be produced. The Project is expected to transition into commercial production at the beginning of October, and is expected to add approximately 4,500 ounces to the Corporation’s 2013 projected gold production of 68,000 ounces, bringing Richmont’s revised 2013 gold production forecast to 72,000 ounces.

RICHMONT MINES ANNOUNCES SUCCESSFUL MONIQUE BULK SAMPLE; MINERAL RESERVE ESTIMATE ESTABLISHED, PROCEEDING TO COMMERCIAL PRODUCTION
July 31, 2013

The Monique open pit is expected to have final dimension of approximately 315 metres by 290 metres, a depth of 100 metres, and a stripping ratio of 5.4:1. Commercial production levels are expected to be 22,500 tonnes per month in 2014.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing three gold projects: the Island Gold Deep, W Zone and the Monique Gold projects. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

The updated reserve and resource calculations of the Monique Gold Project were established as of July 1, 2013, using a gold price of US$1,400/oz, an exchange rate of 1.00 and a cut-off grade of 0.85 g/t Au. The calculations were performed by Mr. Daniel Adam, Geo., Ph.D. Vice-President, Exploration, an employee of Richmont Mines Inc. A 43-101 technical report will be filed on SEDAR (www.sedar.com) within 45 days of this press release.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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